                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                ----------------


                                    FORM 11-K

                                ----------------


================================================================================


[x]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
      1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM                       TO

COMMISSION FILE NUMBER 1-15157

    A. Full title of the plan and address of the plan, if different from that of the issuer named below:

                    PACTIV 401(k) SAVINGS AND INVESTMENT PLAN

    B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

                               PACTIV CORPORATION
                              1900 WEST FIELD COURT
                              LAKE FOREST, IL 60045


================================================================================

         Pactiv 401(k) Savings and Investment Plan

      Financial Statements and Supplemental Schedule

               Year ended December 31, 2002

                                    CONTENTS
      Report of Independent Auditors......................................   1

      Financial Statements

      Statements of Assets Available for Benefits.........................   2
      Statement of Changes in Assets Available for Benefits...............   3
      Notes to Financial Statements.......................................   4

      Supplemental Schedules

      Schedule H, Line 4i - Schedule of Assets (Held at End of Year)......   8
      Schedule G, Part III - Schedule of Nonexempt Transactions ..........   9

                         Report of Independent Auditors

To the Pactiv Corporation Benefits Committee

We have audited the accompanying statements of assets available for benefits of the Pactiv 401(k) Savings and Investment Plan as of December 31, 2002 and 2001, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2002, and nonexempt transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements, and in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Ernst & Young LLP
Chicago, Illinois
May 19, 2003

                    Pactiv 401(k) Savings and Investment Plan

                   Statements of Assets Available for Benefits



                                                 DECEMBER 31,

                                             2002             2001
                                         ------------     ------------
ASSETS
Investments, at fair value:
   Common stock                          $ 60,241,180     $ 47,373,968
   Registered investment companies         65,711,389       79,648,817
   Money market funds                      31,789,379       31,041,335
   Participant loans                        3,178,842        2,890,077
                                         ------------     ------------
Total investments                         160,920,790      160,954,197
Receivables:
   Participant contributions                     --              1,280
   Employer contribution                      288,968          271,317
   Net receivable for pending trades           73,771            7,069
                                         ------------     ------------
Total receivables                             362,739          279,666
                                         ------------     ------------
Assets available for benefits            $161,283,529     $161,233,863
                                         ============     ============


See notes to financial statements.

                    Pactiv 401(k) Savings and Investment Plan

              Statement of Changes in Assets Available for Benefits


                                                                       Year ended December 31,
                                                                        2002               2001
                                                                   -------------      -------------
ADDITIONS
Dividends and interest income                                      $   1,829,290      $   2,226,546
Net realized and unrealized appreciation (depreciation)
   In fair value of investments:
     Common stock                                                     11,459,747         13,225,195
     Collective trust funds                                                ---           (1,236,962)
     Registered investment companies                                 (20,197,757)       (18,243,026)
                                                                   -------------      -------------
Total net realized and unrealized depreciation in
   fair value of investments                                          (8,738,010)        (6,254,794)

Contributions:
   Participant                                                        10,653,579          9,973,167
   Employer                                                            7,517,457          7,077,230
   Rollover                                                              954,789            607,776
                                                                   -------------      -------------
Total                                                                 19,125,825         17,658,173
                                                                   -------------      -------------
Total additions                                                       12,217,105         13,629,925
DEDUCTIONS
Benefit payments                                                      12,137,395         22,874,587
Administrative expenses                                                   30,044            136,715
                                                                   -------------      -------------
Total deductions                                                      12,167,439         23,011,302
                                                                   -------------      -------------
Net increase (decrease)                                                   49,666         (9,381,377)
Net assets available for benefits, beginning or year                 161,233,863        170,615,240
                                                                   -------------      -------------
Net assets available for benefits, end of year                     $ 161,283,529      $ 161,233,863
                                                                   =============      =============



See notes to financial statements.

                    Pactiv 401(k) Savings and Investment Plan

                          Notes to Financial Statements

                           December 31, 2002 and 2001

1. DESCRIPTION OF PLAN

The following description of the Pactiv 401(k) Savings and Investment Plan (the
Plan), provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Pactiv Corporation (Company) is the sponsor of the Plan.

In December 2000, the Company entered into agreements to sell its packaging polyethylene business and its interest in Sentinel Polyolefins LLC, a protective packaging joint venture. Participants impacted by these sales could elect to receive payment of their vested account balance.

ELIGIBILITY AND CONTRIBUTIONS

Employees are eligible to enter the Plan the first day of the month following the completion of one full calendar month of service. Employees are eligible for the Company contributions after completing one year of service.

Participants may make contributions by payroll deduction of 1% up to 16% of compensation as defined in the Plan, with such contributions limited to $11,000 for 2002 and $10,500 for 2001. The Company makes matching contributions equal to 100% of participants' contributions based on years of participation in the Plan as follows:


                                      MAXIMUM MATCH AS A PERCENTAGE
      YEARS OF PARTICIPATION            OF ELIGIBLE COMPENSATION
      ----------------------          -----------------------------
            Less than 3                            4%
         3 to less than 5                          5
         5 to less than 7                          6
             7 or more                             8

Company matching contributions can be made in shares of Company stock or cash. In 2002, $7,517,457 of Company matching contributions were made in shares of Company stock. Effective January 29, 2002, participants are permitted to sell Company common stock, attributable to Company matching contributions, and transfer related amounts into other investment options offered by the Plan. Prior to January 29, 2002, Company matching contributions were required to remain in the form of Pactiv Corporation common stock until participants reached age 55 or terminated employment and requested a total distribution.

INVESTMENT OPTIONS

Participants have the right upon enrollment to select the funds offered by the Plan in which the balance in their accounts, excluding Company matching contributions made prior to January 29, 2002, will be invested.

VESTING

Participants are always 100% vested in their entire account balances.

PAYMENT OF BENEFITS

Upon retirement or other termination of employment, a participant may receive his vested account balance as a lump-sum distribution. A participant who has attained age 55 may elect to make an in-service withdrawal, but if such a participant has not attained age 59 1/2, the amount of such withdrawal may not exceed the participant's account balance reduced by the portion of the account balance attributable to participant contributions. A participant who has attained age 59 1/2 may elect to make an in-service withdrawal of all or a portion of his account balance. A participant may elect at any time to make an in-service withdrawal of the balance in his rollover and after-tax contributions account. A participant who has not attained age 55 may request an in-service withdrawal of his contributions made prior to April 1, 1984, and any Company matching contributions credited to his account prior to January 1, 1993.

PARTICIPANT LOANS

Active participants who have not had a loan during the previous three months may obtain a loan from their account with a term not to exceed 4 1/2 years. The borrower may have only one loan outstanding at any time, and the amount of the loan may not be less than $1,000 and may not exceed the lesser of $50,000 or one-half the borrower's account balance. Interest on loans charged at the prevailing prime rate as published in The Wall Street Journal. Principal and interest are paid through payroll deductions.

PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA.

ADMINISTRATION

The Plan is currently administered by the Pactiv Corporation Benefits Committee (the Committee).

2. SUMMARY OF ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The financial statements of the Plan are prepared using the accrual basis of accounting.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's and the Company's contributions, and an allocation of Plan earnings (losses). Allocations of earnings (losses) are based on account balances, as defined by the Plan. The benefit to which a participant is entitled is the balance in his account.

EXPENSES

Substantially all Plan administrative expenses are paid by the Plan, including recordkeeping and trustee fees.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to use estimates and assumptions. Actual results could differ from such estimates.

INVESTMENT VALUATION

Shares of registered investment companies are valued at quoted market prices, which represent the net asset values of shares on the last business day of the Plan year. The fair value of common stock is determined using quoted market prices. Participant loans are stated at their outstanding balance, which approximates fair value.

RECLASSIFICATIONS

Certain amounts in the 2001 financial statements have been reclassified to conform to the 2002 presentation.

3. INVESTMENTS

Investments that represented 5% or more of fair value of the Plan's net assets were as follows:


                                                       2002           2001
                                                  --------------   ------------
   Pactiv Corporation Common Stock*               $   59,687,175   $ 47,014,374
   Fidelity Growth Company Fund                       27,483,568     43,743,968
   Fidelity Retirement Money Market Portfolio         31,789,379     31,041,335
   Spartan U.S. Equity Index Fund                     12,640,296     16,354,618
   PIMCO Total Return Fund                             8,684,148      5,961,462 **


* Included nonparticipant-directed investments through January 29, 2002. ** Below 5% threshold.

4. NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets relating to nonparticipant-directed investments as of December 31, 2001, were as follows:


                                                     2001
                                                ---------------
   Pactiv Corporation common stock              $   34,213,501
   Company contributions receivable                    271,317
                                                ---------------
   Net assets                                   $   34,484,818
                                                ===============


Significant components of the change in assets relating to nonparticipant-directed investments are shown below:


                                                           JANUARY 1,            YEAR ENDED
                                                          2002 THROUGH          DECEMBER 31,
                                                        JANUARY 29, 2002             2001
                                                        ------------------    ----------------
   Net realized and unrealized
     appreciation in fair value of common stock         $    490,222          $     8,689,941
   Company contributions                                     577,289                7,077,230
   Benefit payments                                         (476,789)              (3,062,744)


Effective January 29, 2002, the Pactiv common stock fund became fully participant directed.

5. INCOME TAX STATUS

The Plan received a determination letter from the Internal Revenue Service dated November 19, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (Code) and, therefore, the related trust is exempt from taxation. Subsequent to the issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes that the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and that the related trust is tax exempt.

6. PARTY-IN-INTEREST

The Plan invests in Pactiv Corporation common stock. Pactiv Corporation is the Plan's sponsor and, therefore, such investments are party-in-interest transactions. Fidelity Management Trust Company is the trustee of the Plan and, therefore, Plan investments in various Fidelity-sponsored funds are considered party-in-interest transactions.

7. SUBSEQUENT EVENT

Effective January 1, 2003, certain participants will receive Company matching contributions of 100% of the first 3% and 50% of the next 2% of contributions made to the Plan. This will apply to employees that are hired, rehired, or transferred into a salaried position on or after January 1, 2003, and current employees that are not actively contributing to the Plan on December 31, 2002 (or on January 31, 2003 if hired in November of 2002 or on February 28, 2003 if hired in December 2002).

                    Pactiv 401(k) Savings and Investment Plan

         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                                December 31, 2002


                                                                       NO. OF
                                                                      SHARES OR      CURRENT
   IDENTITY OF ISSUER                DESCRIPTION OF ASSET               UNITS          VALUE
------------------------   -------------------------------------     -----------  -------------
 Fidelity Management
   Trust Company           PIMCO Total Return Fund                      813,884   $   8,684,148
                           Morgan Stanley Institutional Fund -
                              Small Company Growth Portfolio            146,341       1,062,438
                           Davis New York Venture Fund                   74,320       1,556,263
                           Pactiv Corporation Common Stock*           2,730,428      59,687,175
                           Tenneco Automotive Common Stock              553,980         554,005
                           Fidelity Growth Company Fund*                775,934      27,483,568
                           Fidelity Asset Manager Fund*                 405,218       5,592,001
                           Fidelity Low-Priced Stock Fund*              179,086       4,507,604
                           Fidelity Diversified International
                              Fund*                                     223,133       3,828,958
                           Spartan Extended Market Index Fund            18,519         356,113
                           Fidelity Retirement Money Market
                              Portfolio*                             31,789,379      31,789,379
                           Spartan U.S. Equity Index Fund               405,788      12,640,296
                           Participant loans                     Interest rates
                                                                   ranging from
                                                                   4.25% to 10%       3,178,822
                                                                                  -------------
                                                                                  $ 160,920,790
                                                                                  =============



*Indicates party-in-interest to the Plan.

                    Pactiv 401(k) Savings and Investment Plan

            Schedule G, Part III - Schedule of Nonexempt Transactions

                                December 31, 2002


                                     (b) Relationship of Plan,
                                         Employer or Other             (c) Description of
 (a) Identity of Plan Involved           Party-In-Interest              Transactions Date          (i) Current Value of Asset
--------------------------------     ---------------------------   ----------------------------    ---------------------------
Pactiv Corporation                   Plan sponsor                  Failure to remit participant    Participant contributions
                                                                   contributions and loan          and loan repayments
                                                                   repayments for various 2002     totaling $1,490 not
                                                                   pay periods in a timely         remitted in a timely
                                                                   fashion. Lost earnings for      manner. Lost interest
                                                                   2002 and 2001 were remitted     earnings of $605 allocated
                                                                   to the Plan and allocated to    to participant accounts.
                                                                   participants in August 2002

                                   SIGNATURES

    THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Pactiv Corporation Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunder duly authorized.



                                       PACTIV 401(k) SAVINGS AND INVESTMENT PLAN

Date:  June 30, 2003                   /s/ Henry M. Wells, III
                                       -----------------------------------------
                                                   Henry M. Wells, III
                                       Vice President and Chief Human Resources
                                       Officer and Member of Pactiv Corporation
                                                   Benefits Committee